Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-75261 and 333-118911 on Form S-8 of our report dated March 22, 2010, relating to the consolidated financial statements of AMCORE Financial, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the existence of substantial doubt about the Company’s ability to continue as a going concern) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of AMCORE Financial, Inc. for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
March 22, 2010